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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CHIRAL QUEST, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

17003P 10 5

(CUSIP Number)

Wayne W. Mills
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

With a copy to:
William M. Mower, P.A.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

(Page 1 of 7 pages)

CUSIP No. 17003P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Wayne W. Mills

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

 United States of America

	7.	Sole Voting Power
Number of
		722,500
Shares	8.	Shared Voting Power

Beneficially
		0
Owned by Each	9.	Sole Dispositive Power

Reporting
		472,500
Person	10.	Shared Dispositive Power

With		250,000 (see explanation in Item 5 on page 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 722,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

 See Exhibit A

13.	Percent of Class Represented by Amount in Row (11)

 5.6%

14.	Type of Reporting Person (See Instructions)

 IN

(Page 2 of 7 pages)

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Chiral Quest, Inc., a Minnesota corporation (“Chiral Quest”). The address of Chiral Quest’s principal executive offices is 7 Deer Park Drive, Suite E, Monmouth Junction, NJ 08852.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Wayne W. Mills. The business address for the reporting person is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402. Mr. Mills is a private investor.

During the last five years, Mr. Mills has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mills received notice of disciplinary action pursuant to Rule 3070 from the NASD. Without admitting or denying the allegations, Mr. Mills agreed to sign a Letter of Acceptance, Waiver and Consent in which he was barred from association with any NASD member in any capacity. Prior to receiving such notice, Mr. Mills had resigned.

Mr. Mills is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Chiral Quest subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(Page 3 of 7 pages)

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

a.-b. Wayne W. Mills beneficially owns 722,500 shares (which includes 250,000 shares which are being held by Entrx Corporation (“Entrx”), as collateral for a loan to Mr. Mills from Entrx) Also includes 200,000 shares held by Blake Capital Partners, LLC, a limited liability company of which Mr. Mills is the sole member and sole officer; and 200 shares held by Mr. Mills in his IRA. He has sole power to vote all of these shares and sole power of disposition (except for the shares held by Entrx).

According to the Issuer’s most recent Quarterly Report on Form 10-QSB, as of November 14, 2003, the Company had 13,001,018 shares outstanding. Accordingly, based upon this information the Reporting Person is the beneficial owner of 5.6% of the outstanding shares.

c. TRANSACTIONS WITHIN THE LAST 60 DAYS

     The Reporting Person has had no transactions in the Company’s securities within the last 60 days.

(Page 4 of 7 pages)

d. Not applicable.

e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A.

(Page 5 of 7 pages)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

/s/ Wayne W. Mills Wayne W. Mills

(Page 6 of 7 pages)

EXHIBIT A

137,500 shares of common stock are owned by the Reporting Person’s spouse. This is being reported for informational purposes only and the Reporting Person disclaims beneficial ownership of these shares.

(Page 7 of 7 pages)